GREENBERG TRAURIG, P.A.

5100 Town Center Circle, Suite 400

Boca Raton, FL 33486

January 12, 2009

VIA EDGAR TRANSMISSION

Mark Webb, Legal Branch Chief

Eric Envall, Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Willing Holding, Inc.

Form 10

Filed November 12, 2008

File No. 000-53496

Dear Mr. Webb:

We hereby respectfully request on behalf of our client, Willing Holding, Inc., a Florida corporation, (the “Company”) the withdrawal of its registration statement on Form 10 (File No. 000-53496), as filed with the Securities and Exchange Commission on November 12, 2008.

In the absence of this withdrawal request, the Form 10 would automatically become effective by lapse of time on January 12, 2008, which is 60 days after November 12, 2008, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended. We wish to withdraw the registration on the grounds that the Company is still in the process of working with its auditors to finalize its current financial statements that are required to be included in the Form 10. For this reason, we respectfully request withdrawal of the Form 10.

We currently anticipate that the Company will refile with the Commission a new registration statement on Form 10 during the week of January 19, 2009.

If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at 561-955-7625.

Very truly yours,

/s/ Bruce C. Rosetto

Bruce C. Rosetto